NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - expressed in Canadian dollars)

	March 31,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$3,762,447	$166,618
Short-term investments	300,000	950,000
Accounts receivable	48,271	60,027
Prepaid expenses	77,686	107,363
	4,188,404	1,284,008
Long term assets
Deposits (Note 3)	531,992	518,765
Property and equipment (Note 4)	752,676	778,685
Intellectual property (Note 5)	20,918,350	21,339,533

	$26,391,422	$23,920,991

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,576,009	$1,562,394
Income taxes payable	-	201
Current portion of capital lease obligation (Note 7)	40,304	39,579
	1,616,313	1,602,174
Long-term liabilities
Capital lease obligation (Note 7)	74,741	85,118
Other liabilities (Note 16)	478,844	517,669
Asset retirement obligation	57,219	56,702
Deferred charges	81,189	81,919
	691,993	741,408
	2,308,306	2,343,582
Commitments and contingencies (Note 13)
Subsequent events (Note 17)
Shareholders' equity
Common shares (Note 8): - authorized unlimited
Issued: 62,832,843 (2017 – 58,161,133) common shares	91,775,513	88,121,286
Contributed capital (Note 8)	9,001,205	8,195,075
Deficit	(77,404,537)	(75,449,886)
Accumulated other comprehensive income	710,935	710,934
	24,083,116	21,577,409
	$26,391,422	$23,920,991

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - expressed in Canadian dollars)

	For the three months
	ended March 31
	2018	2017
Revenue
Survey revenue (Note 14)	$ -	$ -

Expenses
Survey costs, net	249,762	163,217
General and administrative expenses	981,404	1,362,581
Stock based compensation expense (Note 10)	295,284	165,248
Amortization expense	447,191	514,692
	1,973,641	2,205,738

Other expenses (income)
Interest expense, net	69	5,115
Foreign exchange (gain) loss	(6,872)	5,975
Intellectual property and other expenses	(12,188)	6,581
	(18,991)	17,671

Income (Loss) before income taxes	(1,954,650)	(2,223,409)

Income tax (recovery) expense
Current	-	(8,683)
Deferred	-	-

	-	(8,683)

Net Loss and comprehensive Loss	$(1,954,650)	$(2,214,726)

Net Income (Loss) per share (Note 9)
Basic	$(0.03)	$(0.04)
Diluted	$(0.03)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months
	ended March 31
	2018	2017
Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the period	$(1,954,650)	$(2,214,726)
Items not affecting cash:
Stock based compensation expense	295,284	165,248
Amortization expense	447,191	514,692
Non-cash changes to asset retirement obligation	517	1,500
Foreign Exchange	(6,290)	-
Amortization of deferred gain on sale of aircraft	(38,825)	-
Deferred rent	(730)	(730)
Finder’s Fee	(129,315)	-
Change in non-cash working capital balances (Note 12)	47,910	111,330
	615,742	792,040
Net cash used in operating activities	(1,338,908)	(1,422,686)

Financing activities

Proceeds from exercise of stock options	5,067	30,284
Net Proceeds from Private Placement	4,289,321	-
Repayment of capital lease obligation	(9,652)	(8,978)
Net cash from financing activities	4,284,736	21,306

Investing activities

Proceeds from purchase of property & equipment, net	-	(4,372)
Decrease in short-term investments	650,001	1,150,000
Net cash from (used in) investing activities	650,001	1,145,628

Net increase (decrease) in cash and cash equivalents	3,595,829	(255,752)
Cash and cash equivalents, beginning of the year	166,618	490,496

Cash and cash equivalents, end of the year	$3,762,447	$234,744

Supplemental information
Cash interest (received)	(592)	(2,323)
Cash taxes paid	$ -	$65,989

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the three months
	ended March 31
	2018	2017

Common Shares

Balance at beginning of the year (Note 8)	$88,121,286	$85,966,393

Issuance of Common Stock on Private Placement (Note 8)	3,642,719	-
Issued upon exercise of stock options (Note 8)	5,067	30,284
Transfer from contributed capital upon exercise of stock options	6,441	-

Balance at end of the period	91,775,513	85,996,677

Contributed Capital

Balance at beginning of the year	8,195,075	7,613,719
Issuance of warrants on Private Placement (Note 8)	517,287	-
Recognition of stock based compensation expense	295,284	165,248
Contributed capital transferred to common shares
upon exercise of stock options	(6,441)	-

Balance at end of the year	9,001,205	7,778,967

Deficit

Balance at beginning of the year	(75,449,887)	(66,479,488)
Net loss and comprehensive loss for the year	(1,954,650)	(2,214,726)

Balance at end of the year	(77,404,537)	(68,694,214)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,935	710,935

Total Shareholders' Equity at end of the year	$24,083,116	$25,792,365

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

NXT’s financial statements at December 31, 2016 included disclosure related to the use of the “going concern” basis of presentation.  Various steps were taken in 2017 and the first quarter of 2018, which resulted in a significant strengthening of the Company’s liquidity and working capital position and removal of the “going concern” disclosure as of the December 31, 2017 financial statements.

In the preparation of these financial statements management determined that there are no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.  However, NXT's future financial results and its longer term success remain dependent upon the closing of second and third tranche Private Placement financing (note 17) and the ability to continue to attract and execute client projects to build its revenue base. NXT completed the first tranche of the Private Placement on February 16, 2018 (Note 8).

The Company’s longer term success remains dependent upon its ability to execute successful contracts providing a revenue base sufficient to fund operating costs and general and administrative costs, and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.  The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements for the period ended March 31, 2018 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2017, except as noted below.

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance required that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance became effective from January 1, 2018. The Company applied the new standard retrospectively to the prior reporting period. As the Company has generated no revenue in the comparative period, the new standard has no significant impact on the prior period as a result of the adoption of the standard. As the Company enters into new contracts with customers, it will evaluate the recognition of revenue under the new standard.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

Future Accounting Policy Changes

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

3. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. They are due to be repaid at the end of the respective lease terms (Building- 2025, Aircraft-2022)

		For the period ended
	March 31,	December 31,
	2018	2017
Building	$ 43,310	$ 43,310
Aircraft	488,682	475,455
	531,992	518,765

4.  Property and equipment

	Cost	Accumulated	Net book
First quarter ended March 31, 2018	Base	amortization	value
Survey equipment	$ 684,890	$616,547	$68,343
Computers and software	1,246,095	1,183,126	62,969
Furniture and other equipment	528,420	499,811	28,609
Leasehold improvements	1,165,108	572,353	592,755
	3,624,513	2,871,837	752,676

	Cost	Accumulated	Net book
Year ended December 31, 2017	Base	amortization	value
Survey equipment	$ 684,890	$612,717	$72,173
Computers and software	1,246,095	1,177,653	68,442
Furniture and other equipment	528,420	498,304	30,116
Leasehold improvements	1,165,108	557,154	607,954
	3,624,513	2,845,828	778,685

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

5. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

		For the period ended
	March 31,	December 31,
	2018	2017
Intellectual property acquired	$ 25,271,000	$ 25,271,000
Accumulated amortization	(4,352,650)	(3,931,467)
	20,918,350	21,339,533

6. Accounts payable and accrued liabilities

		For the period ended
	March 31,	December 31,
	2018	2017
Accrued liabilities related to:
Consultants and professional fees	$ 243,318	$ 353,333
Board of Directors' fees	215,000	175,000
Payroll (vacation pay and wages payable)	508,745	551,110
	967,063	1,079,443
Trade payables and other	608,946	482,951
	1,576,009	1,562,394

7. Capital lease obligation

		For the period ended
	March 31,	December 31,
	2018	2017
Capital lease obligation	$ 115,045	$ 124,697
Less current portion	(40,304)	(39,579)
	74,741	85,118

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2018	$29,927
2019	42,603
2020	42,515
$115,045

8. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

		For the three month periods ended
	March 31, 2018		March 31, 2017
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	58,161,133	$88,121,286	53,856,509	$85,966,393
Shares issued during the period:
Issuance of Common Stock
on the Private Placement (see i)	4,665,043	3,642,719
Exercise of stock options (see ii)	6,667	5,067	-	30,284
Transfer from contributed capital on the
exercise of stock options	-	6,441	-	-

As at the end of the period	62,832,843	91,775,513	53,856,509	85,996,677

i) On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one Common Share and one-third of one Warrant. Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement. The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 (less legal and listing fees of $150,494) in connection with the issuance of 4,665,043 Units. If shareholder’s approval is obtained at the Company’s Annual General and Special Meeting of Shareholders (“AGM”), a finder’s fee of 3% will become payable in either cash or shares (at the Company’s discretion), at that time.

In connection with the Private Placement of 4,665,043 common shares, a total of 1,555,014 warrants were issued to the Subscriber on February 16, 2018. As a result, $3,682,578 of the gross proceeds of the private placement were allocated to the common shares and $517,287 to the share purchase warrants.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of 1 year.

In conjunction with closing the complete second tranche, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

ii) Stock options exercised at the end of 2016 resulted in a receivable in the amount of $30,284. Cash was received in January 2017.

9. Loss per share

	For the three months
	ended March 31
	2018	2017
Comprehensive (loss) for the period	$(1,954,650)	$(2,214,726)

Weighted average number of shares
outstanding for the period:
Basic	60,392,209	53,856,509
Additional shares related to assumed
Exercise of Stock options under the
Treasury stock method (see (i))

Diluted	60,392,209	53,856,509

Net Income (loss) per share – Basic	$ (0.03)	$ (0.04)
Net Income (loss) per share – Diluted	$ (0.03)	$ (0.04)

(i)	In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

10. Stock options

The following is a summary of stock options which are outstanding as at March 31, 2018:

		Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.86	22,500	22,500	0.3
$ 1.13	1,000,000	333,332	4.8
$ 1.35	286,900	286,900	1.8
$ 1.39	22,500	22,500	1.3
$ 1.45	37,500	37,500	3.7
$ 1.48	37,500	37,500	3.3
$ 1.50	100,000	66,667	3.5
$ 1.57	30,000	30,000	1.9
$ 1.61	25,000	25,000	0.9
$ 1.67	150,000	150,000	1.6
$ 1.73	92,600	75,933	2.7
$ 1.82	165,000	110,000	2.6
$ 1.83	22,500	22,500	0.7
$ 2.10	300,000	200,000	2.5
$ 1.44	2,292,000	1,420,332	3.4

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended March 31, 2018 is as follows:

	For the three months		For the year ended
	Ended March 31, 2018		December 31, 2017
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,648,667	$ 1.60	3,221,001	$ 1.33
Granted	1,000,000	$ 1.13	-	$ -
Exercised	(6,667)	$0.76	(7,334)	$0.76
Expired	(20,000)	$0.76	(1,190,000)	$0.91
Forfeited	(330,000)	$ 1.38	(375,000)	$ 1.48
Options outstanding, end of the period	2,292,000	$ 1.44	1,648,667	$ 1.60
Options exercisable, end of the period	1,420,332	$ 1.52	1,268,867	$ 1.59

 Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended
	March 31,	December 31,
	2018	2017
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	65%	105%
Risk free interest rate	1.68%	0.75%
Weighted average fair market value per share at grant date	$ 1.13	$ 0.99

11. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at March 31, 2018 and 2017 the Company held no derivative financial instruments.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

12. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months
	ended March 31
	2018	2017
Accounts receivable	$ 11,756	$ (37,081)
Work-in-progress	-	-
Prepaid expenses and deposits	22,740	(31,928)
Accounts payable and accrued liabilities	13,615	180,411
Income taxes payable	(201)	(72)
	47,910	111,330

Portion attributable to:
Operating activities	47,910	111,330
Financing activities	-	-
Investing activities	-	-
	47,910	111,330

13. Commitments and contingencies

Aircraft and Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term ending in 2025 at an initial estimated minimum monthly lease payment of $44,624 (including operating costs).

The leaseback of NXT’s aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$40,000.

The estimated future minimum annual commitments for these leases are as follows as at March 31, 2018:

Fiscal period ending March 31	Office Premises	Aircraft
2018	$413,664	$458,382
2019	551,553	611,176
2020	554,526	611,176
2021	563,450	611,176
2022	563,450	152,794
	2,646,643	2,444,704
Thereafter, 2023 through 2025	1,549,487	-
	4,196,130	2,444,704

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

Deferred charges of $81,189 as at March 31, 2018 relates to the valuation of an initial free-rent period received on the office lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the remaining 8 year term of the lease commitment.

14. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada.

There were no revenues in the three month periods ended March 31, 2018 and 2017.

15. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months
Ended March 31,
2018	2017
$ 21,937	$ 13,594

Accounts payable and accrued liabilities includes a total of $75,416 ($120,479 as at December 31, 2017) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $21,789 ($14,210 as at December 31, 2017) related to re-imbursement of expenses owing to Officers of NXT.

16. Aircraft Financing

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the Lessor of approximately US $39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US $1.45 million.

17. Subsequent Event – Private Placement Additional Tranches

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month period ended March 31, 2018

(Expressed in Canadian dollars unless otherwise stated)

The closing of a portion of the second tranche of the Private Placement of 2,164,502 Units for gross proceeds of approximately $2,000,000, is expected to occur on May 14, 2018. The Company received the necessary TSX clearance of Personal Information Forms submitted by certain principals of the Subscriber in late March 2018 and has commenced the process of closing this tranche. No shareholder approval or additional TSX approval is required to close the second tranche of the financing provided it closes on or before May 17, 2018. The Subscriber has requested that the closing of the balance of the second tranche, $3,117,300 consisting of 3,373,701 Units, be postponed to a date early in June 2018, but not later than June 15, 2018. NXT has tentatively agreed to such postponement, subject to approval from the TSX. Following the completion of the second tranche of the Private Placement, closing of the third tranche of the Private Placement, consisting of issuance of 701,966 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a "Control Person" of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates) at the NXT AGM scheduled to be held on May 16, 2018.

The Company will be issuing an addendum to its Information Circular – Proxy Statement dated April 5, 2018 (“IC Addendum”) to update disclosure regarding plans for closing of the Private Placement following the conclusion of its discussions with the TSX. In addition, the IC Addendum will include supplementary information regarding executive and director compensation and an update on the independence of one board member.

Given the relevance of the information contained in the IC Addendum to the Annual General and Special Meeting of Shareholders of the Company (“AGM”), NXT believes it is prudent to convene the meeting on May 16, as currently scheduled, and to then adjourn it before conducting any business to allow shareholders additional time to read and consider the new information provided. The Company is planning to reconvene the adjourned AGM in in late May or early June and will make a further announcement once a new date has been confirmed.

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